UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                Amendment No. 13

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                        The Pep Boys - Manny, Moe & Jack
                        --------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    713278109
                                    ---------
                                 (CUSIP Number)

                            Mr. James A. Mitarotonda
                  c/o Barington Companies Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                               New York, NY 10019
                                 (212) 974-5700
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 March 30, 2007
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                         (Continued on following pages)

                              (Page 1 of 40 Pages)

                                  SCHEDULE 13D

CUSIP No. 713278109                                           Page 2 of 40 Pages

--------------------------------------------------------------------------------

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Barington Companies Equity Partners, L.P.                13-4088890

--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)     |X|

                                                                     (b)     |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                  WC

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

--------------------------------------------------------------------------------
                  7)    SOLE VOTING POWER

                             1,419,338

NUMBER OF         --------------------------------------------------------------
SHARES            8)    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                     none
EACH
REPORTING         --------------------------------------------------------------
PERSON            9)    SOLE DISPOSITIVE POWER
WITH
                             1,419,338

                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                             none

--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1,419,338

--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     2.61%

--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

                                       PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 713278109                                           Page 3 of 40 Pages

--------------------------------------------------------------------------------

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Barington Companies Investors, LLC                       13-4126527

--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)     |X|

                                                                     (b)     |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                  OO

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

--------------------------------------------------------------------------------
                  7)    SOLE VOTING POWER

                             1,419,338

NUMBER OF         --------------------------------------------------------------
SHARES            8)    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                     none
EACH
REPORTING         --------------------------------------------------------------
PERSON            9)    SOLE DISPOSITIVE POWER
WITH
                             1,419,338

                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                             none

--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1,419,338

--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     2.61%

--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

                                       OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 713278109                                           Page 4 of 40 Pages

--------------------------------------------------------------------------------

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Barington Investments, L.P.                              20-2871525

--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)     |X|

                                                                     (b)     |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                  WC

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

--------------------------------------------------------------------------------
                  7)    SOLE VOTING POWER

                             844,023

NUMBER OF         --------------------------------------------------------------
SHARES            8)    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                     none
EACH
REPORTING         --------------------------------------------------------------
PERSON            9)    SOLE DISPOSITIVE POWER
WITH
                             844,023

                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                             none

--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     844,023

--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     1.55%

--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

                                       PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 713278109                                           Page 5 of 40 Pages

--------------------------------------------------------------------------------

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Barington Companies Advisors, LLC                        20-0327470

--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)     |X|

                                                                     (b)     |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                  OO

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

--------------------------------------------------------------------------------
                  7)    SOLE VOTING POWER

                             844,023

NUMBER OF         --------------------------------------------------------------
SHARES            8)    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                     none
EACH
REPORTING         --------------------------------------------------------------
PERSON            9)    SOLE DISPOSITIVE POWER
WITH
                             844,023

                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                             none

--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     844,023

--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     1.55%

--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

                                      IA, OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 713278109                                           Page 6 of 40 Pages

--------------------------------------------------------------------------------

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Barington Companies Offshore Fund, Ltd.

--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)     |X|

                                                                     (b)     |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                  WC

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands

--------------------------------------------------------------------------------
                  7)    SOLE VOTING POWER

                             2,183,958

NUMBER OF         --------------------------------------------------------------
SHARES            8)    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                     none
EACH
REPORTING         --------------------------------------------------------------
PERSON            9)    SOLE DISPOSITIVE POWER
WITH
                             2,183,958

                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                             none

--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,183,958

--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      4.02%

--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

                                       CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 713278109                                           Page 7 of 40 Pages

--------------------------------------------------------------------------------

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Barington Offshore Advisors, LLC                         20-4797640

--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)     |_|

                                                                     (b)     |X|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                  OO

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

--------------------------------------------------------------------------------
                  7)    SOLE VOTING POWER

                             none

NUMBER OF         --------------------------------------------------------------
SHARES            8)    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                     none
EACH
REPORTING         --------------------------------------------------------------
PERSON            9)    SOLE DISPOSITIVE POWER
WITH
                             none

                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                             none

--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      none

--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      none

--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

                                     IA, OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 713278109                                           Page 8 of 40 Pages

--------------------------------------------------------------------------------

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Barington Offshore Advisors II, LLC                      13-3635132

--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)     |X|

                                                                     (b)     |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                  OO

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

--------------------------------------------------------------------------------
                  7)    SOLE VOTING POWER

                             2,183,958

NUMBER OF         --------------------------------------------------------------
SHARES            8)    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                     none
EACH
REPORTING         --------------------------------------------------------------
PERSON            9)    SOLE DISPOSITIVE POWER
WITH
                             2,183,958

                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                             none

--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,183,958

--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      4.02%

--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

                                       IA, OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 713278109                                           Page 9 of 40 Pages

--------------------------------------------------------------------------------

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Barington Capital Group, L.P.                            13-3635132

--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)     |X|

                                                                     (b)     |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                  OO

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

             New York

--------------------------------------------------------------------------------
                  7)    SOLE VOTING POWER

                             4,447,319

NUMBER OF         --------------------------------------------------------------
SHARES            8)    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                     none
EACH
REPORTING         --------------------------------------------------------------
PERSON            9)    SOLE DISPOSITIVE POWER
WITH
                             4,447,319

                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                             none

--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    4,447,319

--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      8.18%

--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

                                       PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 713278109                                          Page 10 of 40 Pages

--------------------------------------------------------------------------------

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             LNA Capital Corp.                                        13-3635168

--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)     |X|

                                                                     (b)     |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                  OO

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

--------------------------------------------------------------------------------
                  7)    SOLE VOTING POWER

                             4,447,319

NUMBER OF         --------------------------------------------------------------
SHARES            8)    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                     none
EACH
REPORTING         --------------------------------------------------------------
PERSON            9)    SOLE DISPOSITIVE POWER
WITH
                             4,447,319

                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                             none

--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    4,447,319

--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      8.18%

--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

                                       CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 713278109                                          Page 11 of 40 Pages

--------------------------------------------------------------------------------

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             James A. Mitarotonda

--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)     |X|

                                                                     (b)     |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                  OO

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

--------------------------------------------------------------------------------
                  7)    SOLE VOTING POWER

                             4,450,894

NUMBER OF         --------------------------------------------------------------
SHARES            8)    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                     none
EACH
REPORTING         --------------------------------------------------------------
PERSON            9)    SOLE DISPOSITIVE POWER
WITH
                             4,450,894

                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                             none

--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    4,450,894

--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      8.18%

--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

                                       IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 713278109                                          Page 12 of 40 Pages

--------------------------------------------------------------------------------

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             RJG Capital Partners, L.P.                               20-0133443

--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)     |X|

                                                                     (b)     |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                  WC

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

--------------------------------------------------------------------------------
                  7)    SOLE VOTING POWER

                             8,600

NUMBER OF         --------------------------------------------------------------
SHARES            8)    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                     none
EACH
REPORTING         --------------------------------------------------------------
PERSON            9)    SOLE DISPOSITIVE POWER
WITH
                             8,600

                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                             none

--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    8,600

--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.02%

--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

                                       PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 713278109                                          Page 13 of 40 Pages

--------------------------------------------------------------------------------

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             RJG Capital Management, LLC                              20-0027325

--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)     |X|

                                                                     (b)     |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                  OO

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

--------------------------------------------------------------------------------
                  7)    SOLE VOTING POWER

                             8,600

NUMBER OF         --------------------------------------------------------------
SHARES            8)    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                     none
EACH
REPORTING         --------------------------------------------------------------
PERSON            9)    SOLE DISPOSITIVE POWER
WITH
                             8,600

                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                             none

--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    8,600

--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.02%

--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

                                       OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 713278109                                          Page 14 of 40 Pages

--------------------------------------------------------------------------------

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Ronald Gross

--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)     |X|

                                                                     (b)     |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                  OO

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

--------------------------------------------------------------------------------
                  7)    SOLE VOTING POWER

                             8,600

NUMBER OF         --------------------------------------------------------------
SHARES            8)    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                     none
EACH
REPORTING         --------------------------------------------------------------
PERSON            9)    SOLE DISPOSITIVE POWER
WITH
                             8,600

                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                             none

--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    8,600

--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.02%

--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

                                       IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 713278109                                          Page 15 of 40 Pages

--------------------------------------------------------------------------------

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             D.B. Zwirn Special Opportunities Fund, L.P.              73-1637217

--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)     |X|

                                                                     (b)     |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                  WC

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

--------------------------------------------------------------------------------
                  7)    SOLE VOTING POWER

                             52,944

NUMBER OF         --------------------------------------------------------------
SHARES            8)    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                     none
EACH
REPORTING         --------------------------------------------------------------
PERSON            9)    SOLE DISPOSITIVE POWER
WITH
                             52,944

                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                             none

--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     52,944

--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.10%

--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

                                       PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 713278109                                          Page 16 of 40 Pages

--------------------------------------------------------------------------------

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             D.B. Zwirn Special Opportunities Fund, Ltd.

--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)     |X|

                                                                     (b)     |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                  WC

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands

--------------------------------------------------------------------------------
                  7)    SOLE VOTING POWER

                             368,259

NUMBER OF         --------------------------------------------------------------
SHARES            8)    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                     none
EACH
REPORTING         --------------------------------------------------------------
PERSON            9)    SOLE DISPOSITIVE POWER
WITH
                             368,259

                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                             none

--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     368,259

--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.68%

--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

                                       CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 713278109                                          Page 17 of 40 Pages

--------------------------------------------------------------------------------

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             HCM/Z Special Opportunities LLC                          98-0436333

--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)     |X|

                                                                     (b)     |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                  WC

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands

--------------------------------------------------------------------------------
                  7)    SOLE VOTING POWER

                             108,281

NUMBER OF         --------------------------------------------------------------
SHARES            8)    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                     none
EACH
REPORTING         --------------------------------------------------------------
PERSON            9)    SOLE DISPOSITIVE POWER
WITH
                             108,281

                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                             none

--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     108,281

--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.20%

--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

                                       OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 713278109                                          Page 18 of 40 Pages

--------------------------------------------------------------------------------

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             D.B. Zwirn & Co., L.P.                                   02-0597442

--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)     |X|

                                                                     (b)     |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                  OO

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

--------------------------------------------------------------------------------
                  7)    SOLE VOTING POWER

                             529,484

NUMBER OF         --------------------------------------------------------------
SHARES            8)    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                     none
EACH
REPORTING         --------------------------------------------------------------
PERSON            9)    SOLE DISPOSITIVE POWER
WITH
                             529,484

                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                             none

--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     529,484

--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.97%

--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

                                       PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 713278109                                          Page 19 of 40 Pages

--------------------------------------------------------------------------------

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             DBZ GP, LLC                                              42-1657316

--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)     |X|

                                                                     (b)     |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                  OO

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

--------------------------------------------------------------------------------
                  7)    SOLE VOTING POWER

                             529,484

NUMBER OF         --------------------------------------------------------------
SHARES            8)    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                     none
EACH
REPORTING         --------------------------------------------------------------
PERSON            9)    SOLE DISPOSITIVE POWER
WITH
                             529,484

                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                             none

--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     529,484

--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.97%

--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

                                       OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 713278109                                          Page 20 of 40 Pages

--------------------------------------------------------------------------------

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Zwirn Holdings, LLC                                      30-0080444

--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)     |X|

                                                                     (b)     |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                  OO

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

--------------------------------------------------------------------------------
                  7)    SOLE VOTING POWER

                             529,484

NUMBER OF         --------------------------------------------------------------
SHARES            8)    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                     none
EACH
REPORTING         --------------------------------------------------------------
PERSON            9)    SOLE DISPOSITIVE POWER
WITH
                             529,484

                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                             none

--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     529,484

--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.97%

--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

                                       OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 713278109                                          Page 21 of 40 Pages

--------------------------------------------------------------------------------

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Daniel B. Zwirn

--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)     |X|

                                                                     (b)     |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                  OO

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

--------------------------------------------------------------------------------
                  7)    SOLE VOTING POWER

                             529,484

NUMBER OF         --------------------------------------------------------------
SHARES            8)    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                     none
EACH
REPORTING         --------------------------------------------------------------
PERSON            9)    SOLE DISPOSITIVE POWER
WITH
                             529,484

                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                             none

--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     529,484

--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.97%

--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

                                       IN

--------------------------------------------------------------------------------

                                                             Page 22 of 40 Pages

      This Amendment No. 13 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 21, 2005, as amended by Amendment No. 1 filed with the SEC on December 9, 2005, Amendment No. 2 filed with the SEC on December 22, 2005, Amendment No. 3 filed with the SEC on February 15, 2006, Amendment No. 4 filed with the SEC on March 28, 2006, Amendment No. 5 filed with the SEC on May 22, 2006, Amendment No. 6 filed with the SEC on May 24, 2006, Amendment No. 7 filed with the SEC on July 13, Amendment No. 8 filed with the SEC on August 3, 2006, Amendment No. 9 filed with the SEC on September 6, 2006, Amendment No. 10 filed with the SEC on September 22, 2006, Amendment No. 11 filed with the SEC on October 4, 2006 and Amendment No. 12 filed with the SEC on November 21, 2006 (together, the "Statement"), by and on behalf of Barington Companies Equity Partners, L.P. ("Barington") and others with respect to the common stock, par value $1.00 per share (the "Common Stock"), of The Pep Boys-Manny, Moe & Jack, a Pennsylvania corporation (the "Company"). The principal executive offices of the Company are located at 3111 West Allegheny Avenue, Philadelphia, Pennsylvania 19132.

Item 2. Identity and Background.

      Item 2(a) - (c) of the Statement is hereby amended and restated as follows:

(a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, RJG Capital Partners, L.P., RJG Capital Management, LLC, Ronald J. Gross, D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd., HCM/Z Special Opportunities LLC, D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC and Daniel B. Zwirn (each, a "Reporting Entity" and, collectively, the "Reporting Entities"). As a result of a structural reorganization at Barington Capital Group, L.P., Barington Offshore Advisors, LLC is no longer a beneficial owner of Common Stock of the Company.

      The Reporting Entities have previously reported together with Parche, LLC, Starboard Value and Opportunity Master Fund Ltd., RCG Carpathia Master Fund, Ltd., RCG Ambrose Master Fund, Ltd., RCG Halifax Fund, Ltd., Ramius Master Fund, Ltd., Ramius Fund III, Ltd, Admiral Advisors, LLC, Ramius Advisors, LLC, Ramius Capital Group, LLC, C4S & Co., LLC, Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss (collectively, the "Ramius Entities") regarding their respective interests in the Common Stock because they might have been deemed to constitute a "group" with respect to such Common Stock for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On March 30, 2007, the Reporting Entities and the Ramius Entities decided to make decisions regarding their respective investments in shares of Common Stock independently of each other, and in particular will no longer act together for the purpose of acquiring, holding or disposing of securities of the Company. As a result, the Reporting Entities disclaim membership in any "group" with the Ramius Entities, for purposes of Section 13(d)(3) of the Exchange Act or otherwise, and will no longer be filing a joint Statement on Schedule 13D with the Ramius Entities.

      As of April 3, 2007, the Reporting Entities are the beneficial owners of, in the aggregate, 4,988,978 shares of Common Stock, representing approximately 9.17% of the shares of Common Stock presently outstanding.

      Barington Companies Equity Partners, L.P. is a Delaware limited partnership. The principal business of Barington Companies Equity Partners, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and

                                                             Page 23 of 40 Pages

principal office of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Investments, L.P. is a Delaware limited partnership. The principal business of Barington Investments, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Investments, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Companies Offshore Fund, Ltd. is an international business company organized under the laws of the British Virgin Islands. The principal business of Barington Companies Offshore Fund, Ltd. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Offshore Fund, Ltd. is c/o Bison Financial Services Limited, Bison Court, Road Town, Tortola, British Virgin Islands. The executive officers and directors of Barington Companies Offshore Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

      The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company. The principal business of Barington Companies Investors, LLC is serving as the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal office of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Companies Investors, LLC.

      The general partner of Barington Investments, L.P. is Barington Companies Advisors, LLC. Barington Companies Advisors, LLC is a Delaware limited liability company. The principal business of Barington Companies Advisors, LLC is serving as the general partner of Barington Investments, L.P. The address of the principal business and principal office of Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Companies Advisors, LLC.

      The investment advisor of Barington Companies Offshore Fund, Ltd. is Barington Offshore Advisors II, LLC. Barington Offshore Advisors II, LLC is a Delaware limited liability company. The principal business of Barington Offshore Advisors II, LLC is serving as the investment advisor of Barington Companies Offshore Fund, Ltd. The address of the principal business and principal office of Barington Offshore Advisors II, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Offshore Advisors II, LLC.

      Barington Companies Investors, LLC, Barington Companies Advisors, LLC and Barington Offshore Advisors II, LLC are each majority-owned subsidiaries of Barington Capital Group, L.P. Barington Capital Group, L.P. is a New York limited partnership. The principal business of Barington Capital Group, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation. The principal business of LNA Capital Corp. is serving as the general partner of Barington Capital Group, L.P. The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the sole stockholder and

                                                             Page 24 of 40 Pages

director of LNA Capital Corp. The executive officers of LNA Capital Corp. and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2. The principal occupation of Mr. Mitarotonda is serving as the Chairman and Chief Executive Officer of Barington Capital Group, L.P. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      RJG Capital Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal offices of RJG Capital Partners, L.P. is 11517 West Hill Drive, North Bethesda, Maryland 20852.

      The general partner of RJG Capital Partners, L.P. is RJG Capital Management, LLC. RJG Capital Management, LLC is a Delaware limited liability company formed to be the general partner of RJG Capital Partners, L.P. The address of the principal offices of RJG Capital Management, LLC is 11517 West Hill Drive, North Bethesda, Maryland 20852. Ronald J. Gross is the Managing Member of RJG Capital Management, LLC. The business address of Mr. Gross is c/o RJG Capital Management, LLC, 11517 West Hill Drive, North Bethesda, Maryland 20852.

      D.B. Zwirn Special Opportunities Fund, L.P. is a Delaware limited partnership formed to be a private investment fund. The address of the principal business and principal office of D.B. Zwirn Special Opportunities Fund, L.P. is 745 Fifth Avenue, 18th Floor, New York, New York 10151.

      D.B. Zwirn Special Opportunities Fund, Ltd. is an exempted company organized under the laws of the Cayman Islands formed to be a private investment fund. The address of the principal business and principal office of D.B. Zwirn Special Opportunities Fund, Ltd. is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896 GT, George Town, Harbour Centre, 2nd Floor, Grand Cayman, Cayman Island, British West Indies. HCM/Z Special Opportunities LLC is an exempted company organized under the laws of the Cayman Islands formed to be used as an investment vehicle. The address of the principal business and principal office of HCM/Z Special Opportunities LLC is c/o Highbridge Capital Corporation, Corporate Centre, 4th Floor, 27 Hospital Road, Grand Cayman, Cayman Islands, British West Indies. There are no officers of D.B. Zwirn Special Opportunities Fund, Ltd. or HCM/Z Special Opportunities LLC. The directors of D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC and their principal occupations and business addresses are set forth on Schedule III and incorporated by reference in this Item 2.

      The manager of D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC is D.B. Zwirn & Co., L.P. D.B. Zwirn & Co., L.P. is a Delaware limited partnership. The principal business of D.B. Zwirn & Co., L.P. is acting as the manager of D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC. The address of the principal business and principal office of D.B. Zwirn & Co., L.P. is 745 Fifth Avenue, 18th Floor, New York, New York 10151. The general partner of D.B. Zwirn & Co., L.P. is DBZ GP, LLC. DBZ GP, LLC is a Delaware limited liability company that acts as the general partner of D.B. Zwirn & Co., L.P. The address of the principal business and principal office of DBZ GP, LLC is 745 Fifth Avenue, 18th Floor, New York, New York 10151.

      The managing member of DBZ GP, LLC is Zwirn Holdings, LLC. Zwirn Holdings, LLC is a Delaware limited liability company that acts as the managing member of DBZ GP, LLC. The address of the principal business and principal office of Zwirn Holdings, LLC is 745 Fifth

                                                             Page 25 of 40 Pages

Avenue, 18th Floor, New York, New York 10151. Daniel B. Zwirn is the managing member of Zwirn Holdings, LLC. The business address of Mr. Zwirn is c/o D.B. Zwirn & Co., L.P., 745 Fifth Avenue, 18th Floor, New York, New York 10151.

      The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

      Item 2(d) - (f) of the Statement is hereby amended and restated as follows:

      (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each natural person identified in Item 2 is a citizen of the United States, other than Graham Cook, a director of Barington Companies Offshore Fund, Ltd., Alison Nolan, a director of D.B. Zwirn Special Opportunities Fund, Ltd. and Hugh Thompson, a director of HCM/Z Special Opportunities LLC, each of whom is a citizen of the United Kingdom, and Jonathan Clipper, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of Bermuda and the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration.

      The information contained in Item 3 of the Statement is hereby amended and supplemented as follows:

      Since the filing of the Statement, Barington Companies Equity Partners, L.P., Barington Investments L.P. and Barington Companies Offshore Fund, Ltd. purchased an aggregate of 52,100 shares of Common Stock. The amount of funds expended for such purchases was approximately $234,304.05 by Barington Companies Equity Partners, L.P., $95,231.55 by Barington Investments L.P. and $360,528.90 by Barington Companies Offshore Fund, Ltd.

Item 5. Interest in Securities of the Issuer.

      Items 5(a) - (c) of the Statement are hereby amended and restated as follows:

      (a) As of April 3, 2007, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 1,419,338 shares of Common Stock, representing approximately 2.61% of the shares of Common Stock presently outstanding based upon the 54,394,431 shares of Common Stock reported by the Company to be issued and outstanding as of November 24, 2006 in its Form 10-Q filed with the Securities and Exchange Commission on December 6, 2006 (the "Issued and Outstanding Shares").

      As of April 3, 2007, Barington Investments, L.P. beneficially owns 844,023 shares of Common Stock, representing approximately 1.55% of the Issued and Outstanding Shares. As of April 3, 2007, Barington Companies Offshore Fund, Ltd. beneficially owns 2,183,958 shares of Common Stock, representing approximately 4.02% of the Issued and Outstanding Shares. As the

                                                             Page 26 of 40 Pages

general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 1,419,338 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., representing approximately 2.61% of the Issued and Outstanding Shares. As the general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 844,023 shares of Common Stock beneficially owned by Barington Investments, L.P., representing approximately 1.55% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC may be deemed to beneficially own the 2,183,958 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing approximately 4.02% of the Issued and Outstanding Shares. As the majority member of Barington Companies Advisors, LLC, Barington Companies Investors, LLC and Barington Offshore Advisors II, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 1,419,338 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 844,023 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 2,183,958 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 4,447,319 shares, representing approximately 8.18% of the Issued and Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 1,419,338 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 844,023 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 2,183,958 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 4,447,319 shares of Common Stock, representing approximately 8.18% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 1,419,338 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 844,023 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 2,183,958 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 4,447,319 shares of Common Stock. Mr. Mitarotonda, who is a director of the Company, also beneficially owns 2,978 restricted stock units, which represent the right to receive an equal number of shares of Common Stock, and 597 shares of Common Stock issuable pursuant to currently exercisable options. As a result, Mr. Mitarotonda may be deemed to beneficially own an aggregate of 4,450,894 shares of Common Stock, representing approximately 8.18% of the Issued and Outstanding Shares. Mr. Mitarotonda has sole voting and dispositive power with respect to the 1,419,338 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 844,023 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 2,183,958 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein. Mr. Mitarotonda has sole voting and dispositive power with respect to the 2,978 restricted stock units and the 597 shares of Common Stock issuable pursuant to currently exercisable options.

      As of April 3, 2007, RJG Capital Partners, L.P. beneficially owns 8,600 shares of Common Stock, representing approximately 0.02% of the Issued and Outstanding Shares. As the general partner of RJG Capital Partners, L.P., RJG Capital Management, LLC may be deemed to beneficially own the 8,600 shares owned by RJG Capital Partners, L.P., representing approximately 0.02% of the Issued and Outstanding Shares. As the managing member of RJG Capital Management, LLC, which in turn is the general partner of RJG Capital Partners, L.P., Ronald Gross may be deemed to beneficially own the 8,600 shares owned by RJG Capital Partners, L.P., representing approximately 0.02% of the Issued and Outstanding Shares. Mr. Gross has sole voting and dispositive power with respect to the 8,600 shares owned by RJG Capital Partners, L.P. by virtue of his authority to vote and dispose of such shares. Mr. Gross

                                                             Page 27 of 40 Pages

disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

      As of April 3, 2007, D.B. Zwirn Special Opportunities Fund, L.P. beneficially own 52,944 shares of Common Stock, representing approximately 0.10% of the Issued and Outstanding Shares. As of April 3, 2007, each of D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC beneficially own 368,259 shares and 108,281 shares of Common Stock, respectively, representing approximately 0.68% and 0.20%, respectively, of the Issued and Outstanding Shares.

      As the manager of D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC, D.B. Zwirn & Co., L.P. may be deemed to beneficially own the 52,944 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 368,259 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 108,281 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC, constituting an aggregate of 529,484 shares, representing approximately 0.97% of the Issued and Outstanding Shares. As general partner of D.B. Zwirn & Co., L.P., DBZ GP, LLC may be deemed to beneficially own the 52,944 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 368,259 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 108,281 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC, constituting an aggregate of 529,484 shares, representing approximately 0.97% of the Issued and Outstanding Shares. As the managing member of DBZ GP, LLC, Zwirn Holdings, LLC may be deemed to beneficially own the 52,944 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 368,259 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 108,281 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC, constituting an aggregate of 529,484 shares, representing approximately 0.97% of the Issued and Outstanding Shares. As the managing member of Zwirn Holdings, LLC, Daniel B. Zwirn may be deemed to beneficially own the 52,944 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 368,259 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 108,281 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC, constituting an aggregate of 529,484 shares, representing approximately 0.97% of the Issued and Outstanding Shares. Mr. Zwirn disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

      The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

      (b) Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph
(a).

Each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person's relationship to the

                                                             Page 28 of 40 Pages

other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

      (c) Information concerning all transactions in shares of Common Stock effected by the Reporting Persons since the filing of the Statement are described in Schedule IV attached hereto and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

      Item 6 of the Statement is hereby amended and restated as follows:

      The Reporting Entities are parties to an agreement with respect to the joint filing of this Statement and any amendment thereto, a copy of which is attached hereto as Exhibit 99.13 and incorporated by reference herein.

      Barington Companies Advisors, LLC is compensated for its services as the general partner of Barington Investments, L.P. by an affiliate of Millennium Partners, L.P., the limited partner of Barington Investments, L.P.

      Affiliates of Barington Capital Group, L.P. pay a monthly consulting fee to RJG Capital Management, LLC for certain consulting services RJG Capital Management, LLC provides to Barington Companies Equity Partners, L.P. The arrangement with respect to the foregoing is pursuant to a verbal agreement between the parties.

      Barington Companies Advisors, LLC or one or more of its affiliates expect to receive from D.B. Zwirn Special Opportunities Fund, L.P. and/or its affiliates a fee with respect to certain profits D.B. Zwirn Special Opportunities Fund, L.P. and/or its affiliates may derive from their investment in the Common Stock of the Company.

      Barington Capital Group, L.P. or one or more of its affiliates expect to receive from Starboard Value & Opportunity Fund, LLC and Parche, LLC a fee with respect to certain profits those entities may derive from their investment in the Common Stock of the Company. A written agreement between the parties with respect to the foregoing has not been formalized.

Item 7. Material to be Filed as Exhibits.

      The information contained in Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit No.                Exhibit Description                           Page
-----------                -------------------                           ----

--------------------------------------------------------------------------------
   99.13     Agreement of Joint Filing among Barington Companies       37 to 40
             Equity Partners, L.P., Barington Companies Investors,
             LLC, Barington Investments, L.P., Barington Companies
             Advisors, LLC, Barington Companies Offshore Fund, Ltd.,
             Barington Offshore Advisors II, LLC, Barington Capital
             Group, L.P., LNA Capital Corp., James A. Mitarotonda, RJG
             Capital Partners, L.P., RJG Capital Management, LLC,
             Ronald J. Gross, D.B. Zwirn Special Opportunities Fund,
             L.P., D.B. Zwirn Special Opportunities Fund, Ltd., HCM/Z
             Special Opportunities LLC, D.B. Zwirn & Co., L.P., DBZ
             GP, LLC, Zwirn Holdings, LLC and Daniel B. Zwirn dated
             April 3, 2007 which supersedes and replaces the Agreement
             of Joint Filing dated May 19, 2006, as previously filed
             as Exhibit 99.8 to the Schedule 13D Amendment No. 5 filed
             with the SEC on May 22, 2006).
--------------------------------------------------------------------------------

                                                             Page 29 of 40 Pages

                              SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 3, 2006

                                     BARINGTON COMPANIES EQUITY PARTNERS, L.P.

                                     By: Barington Companies Investors, LLC, its
                                         general partner

                                     By: /s/ James A. Mitarotonda
                                         ---------------------------------------
                                     Name:  James A. Mitarotonda
                                     Title: Managing Member

                                     BARINGTON COMPANIES INVESTORS, LLC

                                     By: /s/ James A. Mitarotonda
                                         ---------------------------------------
                                     Name:  James A. Mitarotonda
                                     Title: Managing Member

                                     BARINGTON INVESTMENTS, L.P.

                                     By: Barington Companies Advisors, LLC, its
                                         general partner

                                     By: /s/ James A. Mitarotonda
                                         ---------------------------------------
                                     Name:  James A. Mitarotonda
                                     Title: Managing Member

                                     BARINGTON COMPANIES ADVISORS, LLC

                                     By: /s/ James A. Mitarotonda
                                         ---------------------------------------
                                     Name:  James A. Mitarotonda
                                     Title: Managing Member

                                     BARINGTON COMPANIES OFFSHORE FUND, LTD.

                                     By: /s/ James A. Mitarotonda
                                         ---------------------------------------
                                     Name:  James A. Mitarotonda
                                     Title: President

                                                             Page 30 of 40 Pages

                                    BARINGTON OFFSHORE ADVISORS II, LLC

                                    By: /s/ James A. Mitarotonda
                                        ---------------------------------------
                                    Name:  James A. Mitarotonda
                                    Title: Managing Member

                                    BARINGTON CAPITAL GROUP, L.P.
                                    By: LNA Capital Corp., its general
                                        partner

                                    By: /s/ James A. Mitarotonda
                                        ---------------------------------------
                                    Name:  James A. Mitarotonda
                                    Title: President and CEO

                                    LNA CAPITAL CORP.

                                    By: /s/ James A. Mitarotonda
                                        ---------------------------------------
                                    Name:  James A. Mitarotonda
                                    Title: President and CEO

                                    /s/ James A. Mitarotonda
                                    --------------------------------------------
                                    James A. Mitarotonda

                                    RJG CAPITAL PARTNERS, L.P.

                                    By: RJG Capital Management, LLC, its
                                        general partner

                                    By: /s/ Ronald J. Gross
                                        ---------------------------------------
                                    Name:  Ronald J. Gross
                                    Title: Managing Member

                                    RJG CAPITAL MANAGEMENT, LLC

                                    By: /s/ Ronald J. Gross
                                        ---------------------------------------
                                    Name:  Ronald J. Gross
                                    Title: Managing Member

                                    /s/ Ronald J. Gross
                                    --------------------------------------------
                                    Ronald J. Gross

                                    D.B. ZWIRN SPECIAL OPPORTUNITIES FUND, L.P.

                                    By: D.B. Zwirn Partners, LLC,
                                        its general partner
                                    By: Zwirn Holdings, LLC, its managing
                                        member

                                                             Page 31 of 40 Pages

                                     By: /s/ Daniel B. Zwirn
                                         ---------------------------------------
                                     Name:  Daniel B. Zwirn
                                     Title: Managing Member

                                     D.B. ZWIRN SPECIAL OPPORTUNITIES FUND, LTD.

                                     By: D.B. Zwirn & Co., L.P., its manager
                                     By: DBZ GP, LLC, its general partner
                                     By: Zwirn Holdings, LLC, its managing
                                         member

                                     By: /s/ Daniel B. Zwirn
                                         ---------------------------------------
                                     Name:  Daniel B. Zwirn
                                     Title: Managing Member

                                     HCM/Z SPECIAL OPPORTUNITIES LLC

                                     By: D.B. Zwirn & Co., L.P., its manager
                                     By: DBZ GP, LLC, its general partner
                                     By: Zwirn Holdings, LLC, its managing
                                         member

                                     By: /s/ Daniel B. Zwirn
                                         ---------------------------------------
                                     Name:  Daniel B. Zwirn
                                     Title: Managing Member

                                                             Page 32 of 40 Pages

                                     D.B. ZWIRN & CO., L.P.

                                     By: DBZ GP, LLC, its general partner
                                     By: Zwirn Holdings, LLC, its managing
                                         member

                                     By: /s/ Daniel B. Zwirn
                                         ---------------------------------------
                                     Name:  Daniel B. Zwirn
                                     Title: Managing Member

                                     DBZ GP, LLC
                                     By: Zwirn Holdings, LLC, its managing
                                         member

                                     By: /s/ Daniel B. Zwirn
                                         ---------------------------------------
                                     Name:  Daniel B. Zwirn
                                     Title: Managing Member

                                     ZWIRN HOLDINGS, LLC

                                     By: /s/ Daniel B. Zwirn
                                         ---------------------------------------
                                     Name:  Daniel B. Zwirn
                                     Title: Managing Member

                                     /s/ Daniel B. Zwirn
                                     -------------------------------------------
                                     Daniel B. Zwirn

                                                             Page 33 of 40 Pages

                                   SCHEDULE I

        Directors and Officers of Barington Companies Offshore Fund, Ltd.

Name and Position                 Principal Occupation               Principal Business Address
-----------------                 --------------------               --------------------------
James A. Mitarotonda              Chairman and Chief Executive       888 Seventh Avenue
Director and President            Officer of Barington Capital       17th Floor
                                  Group, L.P.                        New York, NY 10019

Sebastian E. Cassetta             Senior Managing Director and       888 Seventh Avenue
Director                          Chief Operating Officer of         17th Floor
                                  Barington Capital Group, L.P.      New York, NY 10019

Jonathan Clipper                  Managing Director of               7 Reid Street, Suite 108
Director                          Bedford Management Ltd.            Hamilton HM11, Bermuda

Graham Cook                       Director/Manager, Corporate        Bison Court
Director                          Services of Bison Financial        P.O. Box 3460
                                  Services, Ltd.                     Road Town, Tortola
                                                                     British Virgin Islands

Citigroup Fund Services, Ltd.     Fund Administration                Washington Mall 1, 3rd Flr.
Secretary                                                            22 Church Street
                                                                     Hamilton HM11, Bermuda

Melvyn Brunt                      Chief Financial Officer of         888 Seventh Avenue
Treasurer                         Barington Capital Group, L.P.      17th Floor
                                                                     New York, NY 10019

                                                             Page 34 of 40 Pages

                                   SCHEDULE II

                          Officers of LNA Capital Corp.

Name and Position                 Principal Occupation               Principal Business Address
-----------------                 --------------------               --------------------------
James A. Mitarotonda              Chairman and Chief Executive       888 Seventh Avenue
President and CEO                 Officer of Barington Capital       17th Floor
                                  Group, L.P.                        New York, NY 10019

Sebastian E. Cassetta             Senior Managing Director and       888 Seventh Avenue
Secretary                         Chief Operating Officer of         17th Floor
                                  Barington Capital Group, L.P.      New York, NY 10019

Melvyn Brunt                      Chief Financial Officer of         888 Seventh Avenue
Treasurer                         Barington Capital Group, L.P.      17th Floor
                                                                     New York, NY 10019

                                                             Page 35 of 40 Pages

                                  SCHEDULE III

            Directors of D.B. Zwirn Special Opportunities Fund, Ltd.

Name and Position                 Principal Occupation               Principal Business Address
-----------------                 --------------------               --------------------------
Daniel B. Zwirn                   Managing Partner of D.B. Zwirn     745 Fifth Avenue
Director                          & Co., L.P.                        18th Floor
                                                                     New York, NY 10151

Alison Nolan                      Managing Director of Athena        Ugland House, 113 South Church
Director                          International Management           Street, George Town, Grand Cayman
                                  Limited

                  Directors of HCM/Z Special Opportunities LLC

Name and Position                 Principal Occupation               Principal Business Address
-----------------                 --------------------               --------------------------
Glenn R. Dubin                    Managing Member/Co-Founder         9 West 57th Street
Director                          of Highbridge Capital              27th Floor
                                  Management and Co-Chairman         New York, NY 10019
                                  of Dubin & Swieca Capital
                                  Management

Hugh G. Thompson                  Senior Vice President of Maples    PO Box 1093GT
Director                          Finance Limited                    Queensgate House
                                                                     South Church Street, George Town
                                                                     Grand Cayman, Cayman Islands

                                                             Page 36 of 40 Pages

                                   SCHEDULE IV

      This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by a Reporting Entity since the filing of the Statement. All transactions were effectuated in the open market through a broker.

Shares purchased by Barington Companies Equity Partners, L.P.

               Number of
Date            Shares       Price Per Share             Cost(*)
----          ----------     ---------------         ---------------
11/28/2006      17,690           $13.245               $234,304.05

Shares purchased by Barington Investments, L.P.

               Number of
Date            Shares       Price Per Share             Cost(*)
----          ----------     ---------------         ---------------
11/28/2006       7,190           $13.245                $95,231.55

Shares purchased by Barington Companies Offshore Fund, Ltd.

               Number of
Date            Shares       Price Per Share             Cost(*)
----          ----------     ---------------         ---------------
11/28/2006      27,220           $13.245               $360,528.90

----------

(*)   Excludes commissions and other execution-related costs.